November 11, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Folake Ayoola

Re:	SafeStitch Medical, Inc.

Information Statement on Schedule 14C

Filed October 30, 2013

File No. 000-19437

Ladies and Gentlemen:

On behalf of SafeStitch Medical, Inc., a Delaware corporation (the “Company”), the following response is to the comment letter, dated November 7, 2013, received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Information Statement on Schedule 14C.

In the response below, references to “we”, “our” and “us” refer to the Company. We have reproduced the text of the Staff’s comment in bold-face, followed by the Company’s response.

1.	We note that you filed a Form 8-K on September 6, 2013 to report merger transactions but did not file a proxy statement or an information statement related to this merger. Please tell us whether shareholder approval was required for the merger and, if so, why you did not file a proxy statement or an information statement related to the transaction.

As reported in our Current Report on Form 8-K, filed with the SEC on September 6, 2013, we consummated our acquisition of TransEnterix, Inc., a Delaware corporation (“TransEnterix”), on September 3, 2013, pursuant to the merger of Tweety Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company, with and into TransEnterix, with TransEnterix surviving the merger as our wholly owned subsidiary (the “Merger”).

Approval of the Merger by our stockholders was not required. As a Delaware corporation, we are subject to the Delaware General Corporation Law, which did not require that our stockholders approve the Merger. Additionally, neither our Certificate of Incorporation (the “Charter”) nor our Amended and Restated Bylaws required stockholder approval of the Merger; and, because we already had a sufficient number of authorized and unissued shares of our common stock, par value $0.001 per share (“Common Stock”), to pay the equity portion of Merger consideration (the “Equity Merger Consideration”), our stockholders did not have to approve any amendments to our Charter in order to consummate the Merger. Also, because we have no securities admitted and listed for trading on any national securities exchange, our issuance of Common Stock in respect of the Equity Merger Consideration did not require stockholder approval pursuant to the rules of any such national securities exchange. At all relevant times, our Common Stock was, and currently is, quoted on the OTCBB.

Because the approval of our stockholders was not required for the Merger, we did not file a proxy statement or an information statement related to the transaction.

* * *

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.575.4602.

Sincerely,

SAFESTITCH MEDICAL, INC.

/s/ Joshua Weingard
Joshua Weingard, Chief Legal Officer

cc:	Todd Pope, Chief Executive Officer

Robert L. Grossman, Greenberg Traurig, P.A.